Exhibit 1

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

This unaudited pro forma combined financial information of Braskem S.A., or Braskem, for the year ended December 31, 2010 has been derived from the historical consolidated financial statements of Braskem and Quattor Participações S.A., or Quattor. Braskem’s historical consolidated financial statements were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, and Quattor’s historical consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil in effect on and prior to December 31, 2009, or Prior Brazilian GAAP, which are based on: (1) Brazilian Law No. 6,404, dated December 15, 1976, as amended, or the Brazilian Corporation Law, the rules and regulations of the Brazilian Securities Commission (Comissão De Valores Mobiliários), or the CVM, and (3) the accounting standards issued by the Brazilian Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the CPC. This unaudited pro forma combined financial information has been prepared in connection with Braskem’s acquisition of all of the share capital of Quattor held by Unipar—União de Indústrias Petroquímicas S.A., or Unipar, through Braskem’s acquisition of 60% of Quattor’s outstanding share capital in late April 2010, and its acquisition of the remaining 40% of the share capital of Quattor from Petrobras Química S.A. – Petroquisa, or Petroquisa, in exchange for 18,000,087 common shares of Braskem assumed to have occurred on January 1, 2010. Quattor and its subsidiaries have been fully consolidated since May 1, 2010 and are fully reflected in the balance sheet opf Braskem as of December 31, 2010 and, therefore, no pro forma balance sheet is presented.

The unaudited pro forma combined financial information has been prepared to give effect to the following transactions as if they had occurred on January 1, 2010:

•	Quattor’s prepayment in March 2010 of its outstanding indebtedness to the International Finance Corporation, or the IFC, in the aggregate amount of R$264.1 million;

•

Quattor’s prepayment in April 2010 of its outstanding indebtedness to the Export-Import Bank of the United States, or the Exim Bank, and under its loan agreements guaranteed by Servizi Assicurativi del Commercio Estero, or SACE in the aggregate amount of R$504.2 million; and

•

Quattor’s prepayment of other outstanding indebtedness in the aggregate amount of R$3,145.5 million with the proceeds of a capital increase conducted by Braskem in April 2010 in which Braskem’s shareholders subscribed to R$3,742.6 million of its share capital.

This unaudited pro forma combined financial information has not been prepared in accordance with Regulation S-X. This unaudited pro forma combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Braskem would have been if Braskem’s capital increase and the acquisition of Quattor had occurred on the dates assumed, and it is not necessarily indicative of Braskem’s future consolidated results of operations or consolidated financial position. This unaudited pro forma combined financial information does not, for example, reflect (1) any integration costs that may be incurred as a result of the acquisition of Quattor, (2) any synergies, operating efficiencies and cost savings that may result from the acquisition of Quattor, (3) any benefits that may be derived from the combined company’s growth prospects, or (4) changes in prices and exchange rates subsequent to the dates of this unaudited pro forma combined financial information.

This unaudited pro forma combined financial information should be read in conjunction with, and is qualified in its entirety by reference to, and has been derived from, the audited consolidated financial statements of Braskem for the year ended December 31, 2010, which financial statements are included in Braskem’s annual report on Form 20-F for the fiscal year ended December 31, 2010, filed with the United States Securities and Exchange Commission, or the SEC, on June 10, 2011, which we refer to as the Braskem Annual Report, and (2) the unaudited consolidated interim financial statements of Quattor for the three-month period ended March 31, 2010, which financial statements are included as an exhibit to this report.

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2010

	Braskem		Quattor							Braskem
	For the Year Ended December 31, 2010		For the Three Months Ended March 31, 2010 (1)		For April 1, 2010 to April 30, 2010 (2)		Pro Forma Adjustments and Reclassifications and Eliminations		Notes	Pro Forma
	(audited)
	(in millions of reais)
Net sales revenue	R$	25,494.8	R$	1,232.7	R$	481.8	R$	(86.1)	(A)	R$	27,123.2
Cost of sales		(21,411.8)		(1,086.1)		(416.5)		30.3	(A), (B), (C.ii), (D.i)		(22,884.1)

Gross profit		4,083.0		146.6		65.3		(55.8)			4,239.1

Income (expenses):
Selling		(383.5)		(87.1)		(18.8)		29.6	(B)		(459.8)
Distribution		(335.5)		—		—		—			(335.5)
General and administrative		(969.9)		(39.6)		(9.8)		—			(1,019.3)
Research and development		(78.8)		—		—		—			(78.8)
Equity in the results of investees		20.3		(0.7)		(0.3)		—			19.3
Gain from business combinations		975.3		—		—		(975.3)	(C.iii)		—
Impairment of fixed assets		—		(622.0)		—		622.0	(D.ii)		—
Other operating expenses (income), net		(96.0)		(62.1)		(2.8)		—			(160.9)

		(868,1)		(811.5)		(31.7)		(323.7)			(2,035.0)

Operating profit before financial result		3,214.9		(664.9)		33.6		(379.5)			2,204.1

Financial income (expense), net:
Financial expenses		(1,696.9)		(251.2)		(64.4)		144.2	(B), (C.i)		(1,868.3)
Financial income		369.4		18.0		8.7		(18.1)	(B), (C.iv), (D.iii)		377.8

		(1,327.5)		(233.2)		(55.7)		125.9			(1,490.5)

Profit before income tax and social contribution		1,887.4		(898.1)		(22.1)		253.6			713.6

Income tax and social contribution - current		(61.5)		(0.3)		(0.2)		(48.3)	(C.v)		(110.3)
Income tax and social contribution - deferred		63.6		(72.9)		(15.2)		(1.7)	(D.iv)		(26.2)

		2.1		(73.2)		(15.4)		(50.0)			(136.5)

Net income (loss) for the period	R$	1,889.5	R$	(971.3)	R$	(37.5)	R$	(303.6)		R$	577.1

(1)	This information is derived from the statement of operations for Quattor and its subsidiaries for the three-month period ended March 31, 2010, prepared under Prior Brazilian GAAP, which are included as an exhibit to this report.
(2)	This information is derived from Quattor’s accounting records for the one-month period ended April 30, 2010, prepared under Prior Brazilian GAAP.

The Acquisition Process

On January 22, 2010, Odebrecht S.A., or Odebrecht, Odebrecht Serviços e Participações S.A., a wholly-owned subsidiary of Odebrecht, or OSP, Petróleo Brasileiro S.A.—Petrobras, or Petrobras, Petroquisa, the petrochemical subsidiary of Petrobras, and Unipar entered into an investment agreement, which we refer to as the Quattor Investment Agreement, which established that the acquisition of Quattor would occur through the following steps, which were subsequently implemented through December 31, 2010:

•	the creation of BRK Investimentos Petroquímicos S.A., or BRK, to which OSP and Petroquisa contributed all of their common shares of Braskem;

•	the contribution of an aggregate of R$3,500.0 million to the share capital of BRK by OSP and Petroquisa;

•	a capital increase in which Braskem’s shareholders subscribed to R$3,742.6 million of its share capital, including R$3,500.0 million of its share capital subscribed to by BRK;

•

the acquisition by Braskem of all shares of Quattor held by Unipar, which represent 60% of Quattor’s outstanding share capital, for R$659.5 million plus assumption of a put option granted by Unipar to BNDES Participações S.A., or BNDESPAR, with respect to the shares of Rio Polímeros S.A., or RioPol, held by BNDESPAR;

•

the acquisition by Braskem of the remaining 40% of the share capital of Quattor in exchange for 18,000,087 common shares of Braskem, which resulted in a capital increase for Braskem in an amount equal to 40% of the net book value of Quattor under Prior Brazilian GAAP;

•

the acquisition by Braskem of (1) 33.3% of the share capital of Polibutenos S.A. Indústrias Químicas, or Polibutenos, from Unipar for R$22.4 million and (2) the remaining 33.3% of the share capital of Polibutenos from Chevron Oronite do Brasil Ltda., or Chevron Brasil, for R$22.5 million;

•	the public offering to acquire the outstanding minority interests in Quattor Petroquímica S.A., or Quattor Petroquímica, which represented 0.7% of its outstanding share capital; and

•

the acquisition of shares of RioPol representing 25.0% of the outstanding share capital of RioPol as a result of (1) the purchase by Braskem of shares of RioPol held by BNDESPAR representing 15.0% of the outstanding share capital of RioPol in exchange for R$210.0 million in cash payable in three annual installments beginning in June 2015, as adjusted by the the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, plus 2.5% per annum from June 2008 until the respective payment dates, and (2) Braskem’s issuance of an aggregate of 2,434,890 of its class A preferred shares with a book value of R$103.1 million in a share exchange (incorporação de ações) transaction in exchange for shares of RioPol representing 10.0% of the outstanding share capital of RioPol.

The pro forma combined financial information for the year ended December 31, 2010 does not reflect the following transactions, which we do not believe are material to the analysis thereof:

•	the acquisition by Braskem of 100% of the share capital of Unipar Comercial e Distribuidora S.A., or Unipar Comercial, from Unipar for R$27.1 million; and

•	the acquisition by Braskem of 100% of the outstanding capital stock of Sunoco Chemicals, Inc. for US$350.7 million, including acquisition costs.

The Quattor Acquisition described under “Item 4. Information on the Company—History and Development of Our Company—Quattor Acquisition” in the Braskem Annual Report, was accounted for under the acquisition method of accounting, under which the result of the business combination is calculated as the difference of the fair value of the consideration transferred and the fair value of the net assets acquired, the liabilities assumed and the non-controlling interests. This unaudited pro forma combined financial information has been prepared assuming that the following transactions occurred on January 1, 2010:

•	Braskem’s acquisition of all of the outstanding share capital of Quattor;

•	Quattor’s prepayment in March 2010 of its outstanding indebtedness to the IFC in the aggregate amount of R$264.1 million;

•	Quattor’s prepayment in April 2010 of its outstanding indebtedness to the Exim Bank and under its loan agreements guaranteed by SACE in the aggregate amount of R$504.2 million; and

•	Quattor’s prepayment of other outstanding indebtedness in the aggregate amount of R$3,145.5 million with the proceeds of Braskem’s capital increase.

Pro Forma Assumptions and Adjustments

This pro forma combined financial information assumes that for statement of operations purposes, the ownership of the entire share capital of Quattor was acquired on January 1, 2010.

This pro forma combined financial information includes the following significant pro forma assumptions and adjustments:

(A)	Elimination of sales made by Braskem to Quattor and its subsidiaries. This adjustment reduced Net sales revenue and increased Cost of sales by R$86.1 million.

(B)	The following reclassifications to conform Quattor’s presentation of its statement of operations to Braskem’s: (i) cost of freight in the total amount of R$29.6 million which was presented under Selling expenses was reclassified to Cost of sales; and (ii) R$2.1 million of foreign exchange gain which was presented under Financial income was reclassified to Financial expense.

(C)	Braskem adjusted its statement of operations to give effect to the acquisition as if it had occurred on January 1, 2010. These adjustments included:

i.	the reversal of foreign exchange variation and interest expense totaling R$142.1 million of the R$3,913.8 million debt considered for pro forma purposes to have been paid on January 1, 2010;

ii.	an additional depreciation and amortization charge of R$39.3 million was included in Cost of sales to give effect to the depreciation of the fair value attributed to fixed and intangible assets;

iii.	reversal of the non-recurring R$975.3 million Gain from business combinations;

iv.	a reduction of R$5.2 million in Financial income to reverse the effects of the indexation of the contingencies which were stated at fair value in the context of the acquisition; and

v.	income tax and social contribution effect, totaling R$48.3 million, on the reversal of the foreign exchange and interest expenses adjustment described in note (C)i above.

(D)	Because Quattor’s financial statements were prepared in accordance with Prior Brazilian GAAP, the following adjustments were necessary to conform to IFRS:

i.	reversal of R$13.1 million of amortization of deferred charges through a decrease to Cost of sales. These deferred charges were written off for IFRS purposes as they does not meet the definition of an intangible asset;

ii.	reversal of R$622.0 million of impairment of fixed assets by a reduction of Impairment of fixed assets previously accounted for under Prior Brazilian GAAP as recoverable values are higher under IFRS;

iii.	effect of the present value adjustment of income taxes recoverable over fixed assets acquired totaling R$10.8 million, which increased Financial income; and

iv.	deferred tax and social contribution, in the amount of R$1.7 million over the above adjustments, other than the reversal of impairment described in note (D)ii above.

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